March 24, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C., 20549

Attn: Jennie Beysolow and Dietrich King

Re:	Maison Solutions Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 27, 2023

CIK No. 0001892292

Dear Ms. Beysolow and Mr. King:

Maison Solutions Inc.. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2023 (the “DRS”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 27, 2023

2023 Capitalization, page 43

1.	Please add a subtotal for your total capitalization. Note that cash and cash equivalents should not be included in the subtotal..

RESPONSE: In response to the Staff's comment, the Company will revise the capitalization table to add a subtotal for total capitalization, which is reproduced below:

	As of April 30, 2022
	Actual(1)	Pro Forma As Adjusted
Cash and cash equivalents	$898

Long-term loan payables (current and non-current portion)	3,295

Shareholders’ Deficit:
Class A common stock	1.4
Class B common stock	0.2
Accumulated deficit	(729)
Noncontrolling interest	(120)
Total shareholders’ deficit	(847)
Total capitalization	$2,448

March 24, 2023

2.	We note your response to comment 19 and that you intend to use the proceeds from this offering to acquire Dai Cheong Trading Inc. and HKGF Market of Alhambra, Inc, which are controlled by related parties. The guidance in FRC 506.02(c)(ii) states that an acquisition is considered to be probable whenever the registrant’s financial statements alone would not provide investors with adequate financial information with which to make an investment decision. Please provide us with a more detailed analysis of how you determined the potential acquisitions of Dai Cheong Trading Inc., and HKGF Market of Alhambra, Inc. are not probable.

RESPONSE: In response to the Staff's comment, we respectfully advise that Staff that we based our determination that these potential acquisitions are not “probable” upon a number of facts as set forth below.

First, the Company has not yet entered into a letter of intent or definitive purchase and sale agreement with either Dai Cheong or HKGF of Alhambra. In addition, as of the date hereof, the Company has yet to engage an independent third-party advisor to perform valuations on the two entities or assess the operational and financial impact such acquisitions could have on the Company. Furthermore, due to the Company's financial position, final decisions with respect to the acquisitions are primarily dependent on the above-referenced third party valuations, analysis of the financial impact of the acquisitions on the Company and on receipt of the IPO proceeds to secure the necessary financing to complete the acquisitions. Furthermore, because the potential acquisitions would be considered related party transactions, as Dai Cheong is 100% owned by John Xu, the Company’s CEO and majority stockholder, and HKGF Alhambra is 100% owned by Grace Xu, the wife of Mr. Xu, such acquisitions are subject to the independent assessment, review and approval by the Company's Audit Committee which has not yet commenced. Finally, the Company has identified a number of other key uses of the proceeds from the IPO including, but not limited to, upgrading and renovating its existing stores, making investments in new stores, further research and development of its operating systems in collaboration with JD.com and the repayment of outstanding debt, which it may prioritize over the potential acquisitions. Accordingly, for the foregoing reasons, there is considerable doubt and risk that the potential acquisitions will not materialize, and therefore we do not believe such acquisitions are “probable”.

However, we acknowledge that, in general, Rules 3-05 and 8-04 of Regulation S-X require the filing of separate pre-acquisition historical financial statements when the acquisition of a significant business has occurred or is probable. We therefore used the flowchart under SEC financing reporting section 2060 “Flowchart Overview of S-X 3-05” to assist in our analysis to determine whether financial statements are required to be included in the Form S-1.

First, we performed the significance tests for Dai Cheong and HKGF Alhambra as a single business acquisition because, as referenced above, it is an acquisition of a “related business”. Businesses are related under Rule 3-05 of Regulation S-X if (1) they are under common control or management, or (2) their acquisitions are dependent on each other or a single common event of condition. For the reasons mentioned above, both Dai Cheong and HKGF Alhambra are “related businesses”.

Under the significance tests as of April 30, 2022, the total combined assets of Dai Cheong and HKGF Alhambra accounted for 25.73% of the Company's total assets, and the total combined revenue of Dai Cheong and HKGF Alhambra accounted for 39.56% of the Company’s total revenue. We have not yet performed the investment test since the acquisition consideration for either entity has not yet been set.

Using the Flowchart Overview of S-X 3-05 (attached hereto as Exhibit A and highlighted to reflect our analysis), both Dai Cheong and HKGF Alhambra are businesses under 11-01(d) of Regulations S-X, and the significance (with both entities treated as a single acquiree) exceed 20% of the Company under both the asset and revenue tests, and the accounting for such acquisitions will be acquisitions of entities under common control under ASC 805-50-15-6. Under this same analysis, because the acquirees’ significance does not exceed 50% of the Company under the asset and revenue tests for the purpose of acquisition accounting, and because the consummation of the acquisition has not occurred as of the date hereof and is not probable, for the reasons outlined above, we do not believe that the acquirees’ financial statements are required to be included in the registration statement.

*****************

March 24, 2023

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Mark Y. Liu, Esq.
Akerman LLP

cc:	John Xu
Chief Executive Officer

Alexandra Lopez
Chief Financial Officer

Christina Russo
Akerman LLP

March 24, 2023

Exhibit A

Flowchart Overview of S-X 3-05

2060 Flowchart Overview of S-X 3-05

(Last updated: 9/30/2009)

Are S-X 3-05 Financial Statements Required in a Registration Statement for an Acquisition that has Occurred or is Probable? (Excludes S-4 Target Companies)

Is the acquiree a "Business" under 11-01(d) of Regulation S-X?
No
S-X 3-05 does not apply
Yes
Is this a Form S-4 or merger proxy statement?
Yes
See special rules
No
Does the acquiree's significance exceed 20%?
No
Yes
Acquisition accounting or reorganization of entities under common control?
Reorg
Have the registrant's financial statements already been restated to reflect the reorganization?
Yes
The acquiree's financial statements are not required.
Acquisition
No
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March 24, 2023

Continued from prior page.
The acquiree's financial statements are not required.
No
Does the acquiree's significance exceed 50%?
No
Has consummation of the acquisition occurred?
Yes
Is the registration statement being declared effective less than 75 days after consummation of the acquisition?
Yes
Acquiree's financial statements are not required in the registration statement, but are required to be filed on Form 8-K no later than the sum of 4 business days plus 71 calendar days after consummation of the acquisition.
No
Have the acquiree's separate financial statements been filed previously and are its operating results included in the registrant's audited financial statements for 9 months or more?
Yes
No
Yes
Have the acquiree's separate financial statements been filed previously?
No
Yes
Is the acquiree's significance:
greater than 50% but less than 70% and are its operating results included in the registrant's audited financial statements for 9 months or more?
or
greater than or equal to 70% and less than 80% and its operating results have been included in the registrant's audited financial statements for 21 months or more?
or
greater than or equal to 80% and its operating results have been included in the registrant's audited financial statements for 33 months or more?
No
The acquiree's financial statements are required.
Yes
The acquiree's financial statements are not required.

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